Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE: SVM

SILVERCORP TO RELEASE THIRD QUARTER FISCAL 2014 RESULTS ON FEBRUARY 13, 2014

VANCOUVER, British Columbia – February 6, 2014 – Silvercorp Metals Inc. ("Silvercorp” or the “Company”) (TSX: SVM) (NYSE: SVM) today announced that its unaudited financial and operating results for the period ended December 31, 2013 will be released on Thursday, February 13, 2014 after market close.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company is currently developing the GC project in southern China which it expects will become its next operating mine. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

Investor contact

Silvercorp Metals Inc.
Lorne Waldman, Senior Vice President
Phone: (604) 669-9397
Toll Free 1 (888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca